SCHEDULE 13G

Amendment Number    *

UniComp, Inc. Name of Issuer
Common Title of Class of Securities
0-15671 CUSIP Number
12-31-01 Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
###-##-#### Stephen M. Howe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	N/A
		(b)	N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization
COLORADO

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
704,320

		6.	Shared Voting Power
-0-

		7.	Sole Dispositive Power
704,320

		8.	Shared Dispositive Power
-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
704,320

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
N/A

11.	Percent of Class Represented by Amount in Row (9)
5.39%

12.	Type of Reporting Person (See Instructions)
Individual

Item 1.

(a)	Name of Issuer
UniComp, Inc.

(b)	Address of Issuer's Principal Executive Offices
6478 Putnam Ford Drive Suite 207 Woodstock, GA 30189

Item 2.

(a)	Name of Person Filing
Stephen M. Howe

(b)	Address of Principal Business Office or, if none, Residence
8302 NW 35th Court Coral Springs, FL 33065

(c)	Citizenship
USA

(d)	Title of Class of Securities
Common

(e)	CUSIP Number
0-15671

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/x/		Not applicable
/ /	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
/ /	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
/ /	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
/ /	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
/ /	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
/ /	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
/ /	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
/ /	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
/ /	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
/ /	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
704,320

(b)	Percent of class:
5.39%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
704,320.

(ii) Shared power to vote or to direct the vote
-0-.

(iii) Sole power to dispose or to direct the disposition of
704,320.

(iv) Shared power to dispose or to direct the disposition of
-0-.

        Instruction.    For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

        Instruction:    Dissolution of a group requires a response to this item.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.    Identification and Classification of Members of the Group

        If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.    Notice of Dissolution of Group

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.    Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
/x/
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
/ /
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
/ /	Not applicable
2-13-02 Date
/s/ STEPHEN M. HOWE Signature
Individual Name/Title